Exhibit 4.6.1

Dated 28 April 2009

AMENDMENT AGREEMENT

in relation to a

US$3,500,000,000

FACILITY AGREEMENT

dated 8 February 2008 and as amended by

an amendment and transfer agreement

dated 28 March 2008

for

Open Joint Stock Company

“Vimpel-Communications”

arranged by

ABN AMRO Bank N.V., London Branch

Barclays Capital

BNP Paribas

CALYON

Citibank, N.A.

HSBC Bank plc

ING Bank N.V.

and

UBS Limited

as Mandated Lead Arrangers and Bookrunners

with

Citibank International plc

acting as Agent

THIS AGREEMENT is dated 28 April 2009 and made between:

(1)	Open Joint Stock Company “Vimpel-Communications”, an open joint stock company established and existing under the laws of the Russian Federation and having its registered address at 8 Marta str., 10 bldg. 14, 127083 Moscow, Russian Federation (the “Borrower”); and

(2)	Citibank International plc as agent of the other Finance Parties (the “Agent”).

RECITALS:

(A)	The Borrower, Lenders and the Agent are, amongst others, parties to the Original Facility Agreement (as defined below) providing, inter alia, for the grant of loan facilities in an aggregate principal amount of US$3,500,000,000.

(B)	In order to accommodate recent and potential future fluctuations in the Rouble to US Dollar exchange rate, the Parties wish to amend Clause 19 (Financial Covenants) and Clause 20 (General Undertakings) of the Original Facility Agreement in accordance with Clause 33 (Amendments and Waivers) of the Original Facility Agreement and on the terms and conditions of this Agreement.

(C)	In accordance with Clause 33 (Amendments and Waivers) of the Original Facility Agreement, the Agent has executed this Agreement on behalf of the Finance Parties having obtained the prior consent of the Lenders.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Amended Agreement” means the Original Facility Agreement, as amended by this Agreement.

“Effective Date” means the later to occur of (i) the date of this Agreement and (ii) the date on which the conditions precedent referred to in Clause 2 (CONDITIONS PRECEDENT) of this Agreement have been satisfied or waived.

“Original Facility Agreement” means the facility agreement dated 8 February 2008 between the Borrower, the Mandated Lead Arrangers, the Original Lenders and the Agent as amended by the amendment and transfer agreement dated 28 March 2008.

“Party” means a party to this Agreement.

1.2	Incorporation of defined terms

(a)	Unless a contrary indication appears, a term defined in the Original Facility Agreement has the same meaning in this Agreement.

(b)	The principles of construction set out in Clause 1.2 (Construction) of the Original Facility Agreement shall have effect as if set out in this Agreement.

1.3	Clauses

In this Agreement any reference to a “Clause”, “paragraph” or a “Schedule” is, unless the context otherwise requires, a reference to a Clause or paragraph of or a Schedule to this Agreement.

1.4	Third Party Rights

Other than any other Finance Party, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

1.5	Designation

In accordance with the Original Facility Agreement, each of the Borrower and the Agent designates this Agreement as a Finance Document.

2	CONDITIONS PRECEDENT

The provisions of Clause 4 (Amendment) shall be effective only if, not later than 5pm on 15 May 2009, or such other date as the Borrower and the Agent may agree, the Agent has received all the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

3	REPRESENTATIONS

The Borrower makes the Repeating Representations, and the representations and warranties in Clauses 17.9 (Deduction of Tax) and 17.10 (No filing or stamp taxes) of the Original Facility Agreement, by reference to the facts and circumstances then existing:

(a)	on the date of this Agreement; and

(b)	on the Effective Date,

but as if references in Clause 17 (Representations) of the Original Facility Agreement to “the Finance Documents” were instead to this Agreement and, on the Effective Date, to the Amended Agreement.

4	AMENDMENT

4.1	Amendment

With effect from the Effective Date, the Original Facility Agreement shall be amended as set out in Schedule 2 (Amendments to Original Facility Agreement).

4.2	Continuing obligations

The provisions of the Original Facility Agreement and the other Finance Documents shall, save as amended by this Agreement, continue in full force and effect.

5	TRANSACTION EXPENSES

The Borrower shall promptly on demand pay the Agent the amount of all documented out-of-pocket costs and expenses (including legal fees) reasonably incurred by the Agent in connection with the negotiation, preparation, printing and execution of this Agreement and any other documents referred to in this Agreement.

6	FEES

Within five Business Days of the date of this Agreement, the Borrower will pay a restructuring fee to the Agent for the account of each Lender in an amount equal to 1.00 per cent of the principal amount of such Lender’s participation in all the Loans outstanding as at the date of this Agreement.

7	MISCELLANEOUS

7.1	Incorporation of terms

The provisions of Clause 29 (Notices) of the Original Facility Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to “this Agreement”, “the Finance Documents” and “any Finance Document” are references to this Agreement.

7.2	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

9	ARBITRATION

9.1	Arbitration

Subject to Clause 9.4 (Agent’s option), any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”) shall be referred to and finally resolved by arbitration under the Arbitration Rules (the “Rules”) of the LCIA (the “LCIA”).

9.2	Procedure for arbitration

(a)	The arbitral tribunal shall consist of three arbitrators. The claimant(s), irrespective of number, shall nominate jointly one arbitrator; the respondent(s), irrespective of number, shall nominate jointly the second arbitrator; and a third arbitrator, who shall serve as chairman (who shall be a lawyer currently qualified in England and Wales and be admitted to the Bar of England and Wales), shall be appointed by the LCIA within 15 days of the appointment of the second arbitrator.

(b)	In the event the claimant(s) or the respondent(s) shall fail to nominate an arbitrator within the time limits specified in the Rules, such arbitrator shall be appointed by the LCIA within 15 days of such failure. In the event that both the claimant(s) and the respondent(s) fail to nominate an arbitrator within the time limits specified in the Rules, all three arbitrators shall be appointed by the LCIA within 15 days of such failure who shall designate one of them as chairman.

(c)	If all the parties to an arbitration so agree, there shall be a sole arbitrator appointed by the LCIA within 15 days of such agreement.

(d)	The seat of arbitration shall be London, England and the language of the arbitration shall be English.

(e)	Where disputes arise under this Agreement or any other Finance Document which, in the reasonable opinion of the first arbitral tribunal to be appointed in any of the Disputes, are so closely connected that it is expedient for them to be resolved in the same proceedings, that arbitral tribunal shall have the power to order that the proceedings to resolve that Dispute shall be consolidated with those to resolve any of the other Disputes (whether or not proceedings to resolve those other Disputes have yet been instituted), provided that no date for the final hearing of the first arbitration has been fixed. If the arbitral tribunal so orders, the parties to each Dispute which is a subject of the order shall be treated as having consented to that Dispute being finally decided:

(i)	by the arbitral tribunal who ordered the consolidation unless the LCIA decides that it would not be suitable or impartial; and

(ii)	in accordance with the procedure, at the seat and in the language specified in the arbitration agreement in the contract under which the arbitral tribunal who ordered the consolidation was appointed, save as otherwise agreed by all parties to the consolidated proceedings or, in the absence of such agreement, ordered by the arbitral tribunal in the consolidated proceedings.

9.3	Recourse to courts

Save as provided in Clause 9.4 (Agent’s option), the parties exclude the jurisdiction of the courts under Sections 45 and 69 of the Arbitration Act 1996.

9.4	Agent’s option

Before an arbitrator has been appointed by a Finance Party to determine a Dispute, the Agent may (and, if so instructed by the Majority Lenders, shall) by notice in writing to the Borrower require that all Disputes or a specific Dispute be heard by a court of law. If the Agent gives such notice, the Dispute to which such notice refers shall be determined in accordance with Clause 10 (Jurisdiction).

10	JURISDICTION

10.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle all Disputes.

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 10.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

10.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints Law Debenture Corporation, located at the date hereof at 5th floor, 100 Wood Street, London EC2V 7EX, England as its agent for service of process in relation to any proceedings commenced in accordance with this Agreement; and

(b)	agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

10.3	Waiver of damages

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and the Borrower hereby waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favour.

10.4	Waiver of immunity

The Borrower irrevocably agrees that, should any party take any proceedings anywhere (whether for an injunction, specific performance, damages or otherwise), no immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) from those proceedings, from attachment (whether in aid of execution, before judgment or otherwise) of its assets or from execution of judgment shall be claimed by it or on behalf of it or with respect to its assets, any such immunity being irrevocably waived. The Borrower irrevocably agrees that it and its assets are, and shall be, subject to such proceedings, attachment or execution in respect of its obligations under the Finance Documents.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

Conditions Precedent

1	Documents

Executed original of this Agreement.

2	The Borrower

(a)	Notarised copies of the Borrower’s duly registered constitutional documents and certificates of registration thereof.

(b)	Certified copies of all corporate resolutions necessary to authorise the Borrower to execute and perform the Finance Documents and any documents referred to therein and the transactions contemplated thereunder (including but not limited to any major transaction approvals or interested party transaction approvals, if applicable).

(c)	Evidence of the authority of the relevant signatories of the Borrower (including, but not limited to, its Chief Accountant) to execute each Finance Document to which it is a party and any documents referred to therein and the transactions contemplated thereunder.

(d)	Certified copy of the up-to-date extract from the Russian Unified State Register of Legal Entities in respect of the Borrower.

(e)	A certified copy of the most recent balance sheet of the Borrower by reference to the date of each Finance Document.

(f)	A certificate executed by an authorised signatory of the Borrower and the Chief Accountant of the Borrower confirming that as of the date of: (i) the relevant corporate approval; and (ii) each of the Finance Documents, the amount which may be owed from the Borrower under the Finance Documents (taking into account the USD/RUR exchange rate set by the Central Bank of the Russian Federation as of the above dates and the relevant LIBOR rate as of the above dates) was less than 50% of the balance sheet value of the Borrower’s assets as per the Borrower’s latest balance sheet.

(g)	A certificate executed on behalf of the Borrower confirming that the entry into and performance of each of the Finance Documents is within the limits of the budget and business plan of the Borrower for the relevant year (if applicable).

(h)	A certificate executed on behalf of the Borrower:

(i)	certifying the sample signature and office of each person that signed the relevant Finance Document and any documents referred to therein and the transactions contemplated thereunder on behalf of the Borrower and certifying that such signatories hold the positions in which capacity they executed such documents; and

(ii)	certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

3	Legal opinions

(a)	A legal opinion of Linklaters CIS as to matters of English law in the form distributed to the Agent prior to the Effective Date.

(b)	A legal opinion of Linklaters CIS as to matters of Russian law in the form distributed to the Agent prior to the Effective Date.

(c)	An in-house legal opinion of the Borrower.

4	Other documents and evidence

(a)	Evidence that the process agent referred to in Clause 10.2 (Service of process) has accepted its appointment prior to the Effective Date.

(b)	A copy of any other Authorisation or other document, opinion (of Lenders’ counsel) or assurance which the Agent reasonably considers to be necessary (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by this Agreement or for the validity and enforceability of this Agreement.

(c)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 5 (Transaction Expenses) and Clause 6 (Fees) have been paid.

(d)	A copy of the deal passport of the Borrower (in the form established by Instruction No. 117-I of the Central Bank of the Russian Federation dated 15 June 2004) accepted and duly certified by a Russian authorised bank and copies of all other documents submitted by the Borrower to the Russian authorised bank in accordance with applicable Russian currency control regulations, as the Agent may reasonably require.

(e)	Such other documents or evidence as the Agent may reasonably require.

Schedule 2

Amendments to Original Facility Agreement

1	Paragraph (c) of Clause 19.1 (Financial condition) shall be deleted and replaced with the following language:

(c)	(i) during the Adjustment Period, Total Shareholder Equity shall at all times exceed US$2,000,000,000 (or its equivalent in any other currency) and (ii) during any other period, Total Shareholder Equity shall at all times exceed US$3,000,000,000 (or its equivalent in any other currency).

2	Paragraph (b) of the definition titled “Margin” under Clause 1.1 (Definitions) shall be deleted and replaced with the following language:

(b)	Facility B Loan:

(i)	during the Amendment Period, 2.50% per annum, provided that, if any Rating is at any time below the Rating assigned as at 20 December 2007 then the applicable percentage shall be 2.85% per annum with effect from the date of announcement of such Rating downgrade. If, following such Rating downgrade, all Ratings are then subsequently equal to or better than the Ratings as at 20 December 2007 then the applicable percentage shall revert to 2.50% per annum with effect from the date on which the last of the rating agencies to announce such Rating upgrade makes such announcement; and

(ii)	thereafter, 1.50% per annum, provided that, if any Rating is at any time below the Rating assigned as at 20 December 2007 then the applicable percentage shall be 1.85% per annum with effect from the date of announcement of such Rating downgrade. If, following such Rating downgrade, all Ratings are then subsequently equal to or better than the Ratings as at 20 December 2007 then the applicable percentage shall revert to 1.50% per annum with effect from the date on which the last of the rating agencies to announce such Rating upgrade makes such announcement.

3	The following definitions shall be inserted in Clause 1.1 (Definitions):

“Amendment Agreement” means the Amendment Agreement dated 28 April 2009 between the Borrower and the Agent.

“Adjustment Period” means the period during which Total Shareholder Equity is determined by reference to the financial statements of the Group and Compliance Certificates delivered under paragraphs (a) and (b) of Clause 18.1 (Financial statements) and Clause 18.2 (Compliance Certificate) for each of the first three financial quarters of 2009 and for its 2009 financial year.

“Amendment Period” means a period of 12 calendar months starting on and including the Effective Date.

“Effective Date” has the meaning given to it in the Amendment Agreement.

“Restricted Person” means any of the following:

(a)	a Borrower Shareholder which has filed a report of ownership on United States Securities and Exchange Commission Schedule 13D or 13G (which at the date of this Agreement requires such filings for persons with an interest of more than 5%) or, if Borrower Shareholders are no longer required to file such reports of ownership, any Borrower Shareholder which, to the best of the Borrower’s knowledge, owns or controls an interest of more than 5% of the shares of the Borrower;

(b)	any Affiliate of such Borrower Shareholder (other than a member of the Group) known to the Borrower to be such an Affiliate or where the Borrower should reasonably have known it to be such an Affiliate; and

(c)	any entity not covered by (a) or (b) above which, to the best of the Borrower’s knowledge, is directly or indirectly controlled by Alfa Group or Telenor ASA (as the term “control” is used in the definition of Subsidiary).

“Borrower Shareholder” means a person with an ownership interest in the shares of the Borrower.

“Total Shareholder Equity” has the meaning given to it in Clause 19.3 (Definitions).

4	A new paragraph (c) shall be added to Clause 20.15 (Loans and guarantees) with the following language:

(c)	Paragraph (b)(vi) above does not apply to loans, credits, financial accommodation, guarantees, indemnities, bonds, assumptions of liability and letters of credit made knowingly (or in circumstances where the Borrower should reasonably have known) to a person or persons who at the time of the making of such loan, credit, financial accommodation, guarantee, indemnity, bond, assumption of liability or letter of credit was (were) a Restricted Person.

5	A new Clause 20.18 (Restricted payments) shall be inserted with the following language:

20.18	Restricted payments

(a)	During the Amendment Period, the Borrower shall not:

(i)	declare, pay or make any Dividends; or

(ii)	reduce, return, purchase, repay, cancel or redeem any of its shares.

(b)	During the Amendment Period, the Borrower shall not (and the Borrower shall ensure that no other member of the Group will) make any investment in, or pay any fee or commission or make any advance or other kind of payment to, any Restricted Person other than on an arm’s length basis and in the ordinary course of business.

(c)	Paragraph (a)(i) above shall not apply to any Dividends (i) declared, made or paid in respect of a Relevant Period (or part thereof) to the extent that the sum of Total Shareholder Equity at the end of that Relevant Period in respect of which such Dividends are declared, made or paid less the amount of the Dividends declared, made or paid in respect of such Relevant Period is greater than US$3,000,000,000 or (ii) declared, made or paid in respect of any Relevant Period (or part thereof) on preferred shares of the Borrower in an amount not exceeding US$100,000 per calendar year.

(d)	Paragraph (a)(ii) above shall not apply to any reduction, return, purchase, repayment, cancellation or redemption if:

(i)	it is required by any applicable law or by any governmental, judicial or other authority; or

(ii)	the total number of shares so reduced, returned, purchased, repaid, cancelled or redeemed (other than as specified in paragraph (i) hereof):

(A)	does not in the aggregate exceed 3% of the total number of shares of the Borrower issued and outstanding at the time of the first reduction, return, purchase, repayment, cancellation or redemption; and

(B)	in any calendar year does not in the aggregate exceed 3% of the total number of shares of the Borrower issued and outstanding at the start of such calendar year.

(e)	Paragraph (b) above shall not apply to any investment, fee, commission, advance or other kind of payment made or paid in an aggregate amount not exceeding US$30,000,000 per calendar year.

(f)	The covenant exception set out in paragraph (c) above shall be calculated by reference to the financial statements delivered under paragraphs (a) and (b) of Clause 18.1 (Financial statements) and each Compliance Certificate delivered pursuant to Clause 18.2 (Compliance Certificate) covering the Relevant Period in respect of which Dividends are declared, made or paid.

(g)	In this Clause 20.18:

(i)	“Dividends” means dividends or other payments or distributions of any kind on or in respect of any of the Borrower’s shares subject to and paid in accordance with the laws of the Russian Federation;

(ii)	“Relevant Period” has the meaning given to it in Clause 19.3 (Definitions);

(iii)	“Total Shareholder Equity” has the meaning given to it in Clause 19.3 (Definitions).

6	A new paragraph 5 and paragraph 6 shall be inserted in Schedule 8 (Form of Compliance Certificate) with the following language:

[We confirm that the Dividends declared or paid in respect of the Relevant Period ending on [— ] were [—].] [Confirmation to be made in respect of 2009 and Q1 2010 financial statements only.]

[We confirm that the total number of shares reduced, returned, purchased, repaid, cancelled or redeemed in respect of the Relevant Period ending on [—] were [—]. In respect of the Relevant Period ending on [—] there were [—] shares outstanding at the beginning of the Relevant Period, and [—] shares outstanding at the end of the Relevant Period.] [Confirmation to be made in respect of 2009 and Q1 2010 financial statements only.]

The Borrower

Open Joint Stock Company “Vimpel-Communications”

By:	/s/ Elena Shmatova	By:	/s/ Olga Pozdneeva
Name:	Elena Shmatova	Name:	Olga Pozdneeva
Title:	Executive Vice President, CFO	Title:	Chief Accountant

The Agent

Citibank International plc

By:	/s/ John Summers	By:	/s/ Alasdair Watson
Name:	John Summers	Name:	Alasdair Watson
Title:	Senior Analyst	Title:	Assistant Vice President